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                                                                    Exhibit 99.3

Conformed Copy

                           LEASE TERMINATION AGREEMENT

         This Lease Termination Agreement made as of this 3rd day of August, 1998, by and between HIBBEN BUILDING, LTD., an Ohio limited liability company ("Landlord"), and CIAO CUCINA CORPORATION f/k/a CIAO LIMITED, INC., an Ohio corporation, ("Tenant").

                                   WITNESSETH:

         WHEREAS, Landlord leased to Tenant by a certain "Lease for Office at 700 Walnut Building" dated April 29, 1996, hereinafter referred to as the "Lease", the premises consisting of approximately five thousand three hundred thirty-six (5,336) square feet, for a term of ten (10) years; and

         WHEREAS, Landlord and Tenant desire to terminate said Lease prior to its normal expiration date;

         NOW, THEREFORE, in consideration of mutual promises, the parties hereto mutually agree as follows:

         l. Provided Tenant shall perform its obligations hereunder in a timely manner, Landlord and Tenant agree that the Lease shall terminate and shall have no further force or effect as of August 1, 1998 (the "Date of Termination"). Tenant, on behalf of itself and its officers, agents, servants, employees, and invitees, hereby releases and forever discharges Landlord, its officers, agents, servants, employees, successors and assigns from any and all liabilities, claims and damages of any kind or nature which Tenant, its officers, agents, servants, invitees and employees, and their respective successors or assigns now has or at any time shall have against Landlord, its officers, agents, servants, employees, successors and assigns as a result of any matter, cause or thing whatsoever occurring on or prior to the date of this Lease Termination Agreement which arise out of or in connection with Tenant's occupancy of the premises.


         2. Tenant shall pay all base rentals, all common area maintenance charges, all assessments due on account of increases in taxes and insurance premiums, all utility charges and all personal property taxes up to and including the Date of Termination, the total amount of which is agreed to be $25,789.69. In addition, Tenant shall pay to Landlord the amount of $5,703.01 on or before August 1, 1998, and the same amount on or before the first day of each calendar month thereafter through April 30, 1999. Further, Tenant shall transfer or issue to Landlord, on or before August 1, 1998, $100,000.00 worth of Ciao Cucina Corporation common stock, such common stock to be valued based upon the average closing price


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over the ten (10) day period from July 22, 1998, through July 31, 1998, upon terms and conditions satisfactory to Landlord.

         3. Tenant agrees to release and surrender to Landlord the premises described in the Lease, together with all its right and interest in all improvements, equipment and fixtures contained therein, except for the trade fixtures, furniture and personal property which Tenant is authorized to remove pursuant to the Lease. Tenant shall remove all such trade fixtures, furniture and personal property before the Date of Termination and deliver up the premises in a broom-clean condition. In the event Tenant fails to deliver up possession as aforesaid, Landlord shall have the right to use any necessary action to secure possession of the premises from Tenant and Tenant shall be liable for all damages, consequential or otherwise, suffered by Landlord and for all sums remaining due under the Lease as a result of Tenant's failure to so deliver possession. Tenant shall not be required to repair, nail or screw holes in walls, or other similar items of a minor nature.

         4. Tenant warrants and represents that it is the sole owner of said trade fixtures, furniture and personal property that it shall be removing from the premises.

         5. Except as hereinabove amended, all of the terms and conditions contained in the Lease shall remain in full force and effect up to and including the Date of Termination.

         6. This Agreement is contingent upon Landlord entering into a satisfactory lease agreement with Hogan, Nolan & Stites, Inc., an Ohio corporation, for the premises. If Landlord is unable to enter into such lease agreement on or before July 31, 1998, this Agreement shall be automatically null and void and of no further force or effect.

         7. This Agreement shall be binding on the parties hereto and their respective successors, heirs and assigns.

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         IN WITNESS WHEREOF, this Lease Termination Agreement has been duly executed by Landlord and Tenant as shown hereinabove, on the 3rd day of August, 1998, as to Landlord, and on the 31st day of July, 1998, as to Tenant.

WITNESSES:                          Landlord:

                                    HIBBEN BUILDING LTD.,
                                    an Ohio limited
                                    liability company

/s/ Joy Heekin                      BY: /s/ Neil Bortz
--------------------------             -----------------------------------------
                                    Name:  Neil Bortz
                                         ---------------------------------------
                                    Title:  Partner
                                          --------------------------------------
/s/ Janet E. Ziegler
--------------------------
                                    Tenant:

                                    CIAO CUCINA CORPORATION,
                                    an Ohio corporation

/s/ Scott P. Kadish                 BY: /s/ Stephen J. Kent
--------------------------             -----------------------------------------
                                    Name:  Stephen J. Kent
                                        ----------------------------------------
                                    Title:  President
                                          --------------------------------------
/s/ Tania H. Hugenberg
--------------------------

STATE OF OHIO              )
                           ) SS
COUNTY OF HAMILTON         )

         The foregoing instrument was acknowledged before me on this 3rd day of August, 1998, by Hibben Building, Ltd., an Ohio limited liability company, by Neil Bortz, its Partner, acting for and on behalf of the company.

                                    /s/ Janet E. Ziegler
                                    --------------------------------------------
                                    NOTARY PUBLIC


STATE OF OHIO              )
                           ) SS
COUNTY OF HAMILTON         )

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         The foregoing instrument was acknowledged before me on this 31st day of
July, 1998, by Ciao Cucina Corporation, an Ohio corporation, by Stephen J. Kent, its President, acting for and on behalf of the corporation.

                                    /s/ Scott P. Kadish
                                    --------------------------------------------
                                    NOTARY PUBLIC


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